UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

------------------------

(CUSIP Number)

Christopher K. Davis

Everest Properties II, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Page 1 of 6 pages)

CUSIP No.	13D PAGE 2 OF 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Management, LLC David I. Lesser W. Robert Kohorst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) [ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California (entities); United States (persons)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER

8 SHARED VOTING POWER
10,005 Units

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
10,005 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,005 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 10.0%

14	TYPE OF REPORTING PERSON OO; IN

CUSIP No.	13D PAGE 3 OF 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Housing Investors 2, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) [ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California (entities)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER

8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON PN

ITEM 1. SECURITY AND ISSUER.

The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. III. (the “Partnership”). This statement relates to units of limited partnership interest (“Units”) of the Partnership. The address of the principal executive offices of the Partnership is One Boston Place, Suite 2100, Boston, Massachusetts 02108

ITEM 2. IDENTITY AND BACKGROUND.

Everest Management, LLC (“Everest Management”) is a California limited liability company organized on April 24, 1996, is managed by Everest Properties II, LLC (“Everest Properties”), a California limited liability company. Everest Management is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, including in the form of limited partnership interests. The officers of Everest Management and Everest Properties are: W. Robert Kohorst, President; David I. Lesser, Executive Vice President; Christopher K. Davis, Vice President and General Counsel; and Peter J. Wilkinson, Vice President and Chief Financial Officer. The members of Everest Management are David I. Lesser’s Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Lesser Account”) and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Kohorst Account”).

Everest Housing Investors 2, LP (“Everest Housing 2”), is a California limited partnership organized on April 14, 2000 to invest in limited partnerships that produce or used to produce tax credits for their limited partners, such as the Partnership. The general partner of Everest Housing is Everest Properties, Inc., a California corporation, which has the same officers as Everest Properties and Everest Management.

The principal business address of each of the filing persons and persons identified in this Item 2 is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101.

During the last five years, none of the persons filing this Statement nor, to the best of their knowledge, any of the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws. Each natural person filing this Statement or identified in this Item 2 is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Units were acquired by Everest Management with existing cash at the time of the acquisition.

ITEM 4. PURPOSE OF TRANSACTION

On November 6, 2007, Everest Management acquired in a single private purchase, 10,005 Units; the purpose of which was to obtain a substantial equity interest in the Partnership, for investment purposes. The units were included in a portfolio of limited partnership interests from several partnerships that were acquired in one bulk purchase by Everest Management; a specific price was not attributed to the units. Except as specified below, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.

Everest Housing 2 intends to file a preliminary proxy statement in order to conduct a consent solicitation to remove the current general partners of the Partnership and elect as the new general partner a wholly-owned subsidiary of Everest Housing to be organized and named Everest Housing Management, LLC. If Everest Housing 2’s consent solicitation succeeds in replacing the current general partners with Everest Housing Management, it expects to cause the Partnership to sell and liquidate local limited partnership interests or otherwise dispose of the Partnership’s assets and liquidate the Partnership.

Everest Management has not entered into any binding obligation to do so, but is expected to consent to the proposal made by Everest Housing 2 in its consent solicitation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information from Items 1 and 7-13, inclusive, on the cover pages of this Statement is incorporated herein by reference. 10,005 Units are held of record by Everest Management. The members of Everest Management are David I. Lesser’s Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Lesser Account”) and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust (“Kohorst Account”). Everest Management’s Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. No transaction in the Units have been effected in the last 60 days by any of the filing persons, other than as set forth above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

SECURITIES OF THE ISSUER.

None other than the relationships described hereinabove.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2007

EVEREST MANAGEMENT, LLC
By:	/s/ W. ROBERT KOHORST
W. Robert Kohorst President

/s/ W. ROBERT KOHORST
W. Robert Kohorst

/s/ DAVID I. LESSER
David I. Lesser

EVEREST HOUSING INVESTORS 2, LP By: Everest Properties, Inc., General Partner
By:	/s/ W. ROBERT KOHORST
W. Robert Kohorst President

JOINT FILING AGREEMENT

The undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendment thereto) with respect to the units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. III beneficially owned by each of them, and further agree that each of them is (i) individually eligible to use the Schedule 13D to which this Exhibit is attached and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

Dated: November 6, 2007

EVEREST MANAGEMENT, LLC

By: /s/ W. ROBERT KOHORST
--------------------------
W. Robert Kohorst
President

/s/ W. ROBERT KOHORST
--------------------------
W. Robert Kohorst

/s/ DAVID I. LESSER
--------------------------
David I. Lesser

EVEREST HOUSING INVESTORS 2, LP
By: Everest Properties, Inc., General Partner

By: /s/ W. ROBERT KOHORST
--------------------------
W. Robert Kohorst
President